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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC 100013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ____________.

This Form 6-K consists of the following exhibits attached hereto:

1.	Press release dated November 10, 2008, relating to Yucheng Technologies Reporting Unaudited Financial Results for the Three-Month Period Ended September 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date:	November 10, 2008		By:	/s/ Remington Hu
		Name:	Remington Hu
		Title:	Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1.	Press release dated November 10, 2008, relating to Yucheng Technologies Reporting Unaudited Financial Results for the Three-Month Period Ended September 30, 2008

Yucheng Technologies Reports Unaudited Financial Results

for the Three-Month Period Ended September 30, 2008

Beijing, November 10, 2008/Xinhua-PRNewswire-FirstCall/ - Yucheng Technologies Limited (NASDAQ: YTEC), a leading local IT Solutions and Services provider to the Chinese banking industry, today announced unaudited financial results for the three-month period ended September 30, 2008.

Third Quarter 2008 Financial Highlights

–	Yucheng reported consolidated revenues of USD 23.6M for the quarter ended September 30, 2008, a 57.3% increase compared to the third quarter of 2007.
–	Consolidated non-GAAP net income of USD 4.0M, a 40.8% increase year-over-year; consolidated GAAP net income of USD 3.7M, a 44.5% increase year-over-year.
–	Fully diluted non-GAAP EPS is USD 0.23 compared to USD 0.18 in the third quarter of 2007, a 27.8% increase year-over-year.

Weidong Hong, Yucheng Technologies’ CEO, remarked: “In the third quarter, IT Solutions and Services and POS accounted for over 50% of our consolidated business revenues this quarter, compared to 38% in the second quarter of 2008. Our overall operating results remained strong. In this quarter, we announced several major contracts, including a call center expansion for China Construction Bank, an Asset and Liability Management Information System for the Bank of Communication and an Operational Data Store for China Citic Bank. With the official announcement of our first five clients, we have started to generate revenue on our outsourced online banking ASP platform. In terms of investments, we officially launched our joint venture, Elegon Infotech, Ltd., with 3i Infotech, a leading global financial software and outsourcing company, and the joint venture has started to localize their globally renowned solutions for China’s insurance sector.

“We continue to hold a positive view about the financial technology sector in China. The company expects the fourth quarter to be the strongest quarter of the year and to continue to see significant growth in our IT Solutions and Services revenues.”

To provide a clear understanding of Yucheng, complete unaudited financial results on a consolidated basis are included in this earning release. To further increase clarity, Yucheng has continued to disclose the financial results for our POS Merchant Acquisition business (POS) in the table below and will disclose material differences in the analysis of the results.

Summary of Selected Unaudited Financial Results for the Third Quarter of 2008
(All numbers are in USD thousands, except share numbers, per-share value and percentages)

	Q3 2008		Q3 2007
	Amount	% of Revenues	Amount	% of Revenues	CONSOLIDATED Y-O-Y % Change
Revenues	$23,572	100.0%	$14,981	100.0%	57.3%
IT Solutions and Services	$11,228	47.6%	$9,072	60.6%	23.8%
System Integration	$11,717	49.7%	$5,909	39.4%	98.3%
POS	$627	2.7%	-	-	-
Cost of Revenues	$14,978	63.5%	$9,145	61.0%	63.8%
Gross Profit	$8,594	36.5%	$5,836	39.0%	47.3%
Total Operating Expenses	$5,563	23.6%	$3,193	21.3%	74.2%
R&D	$642	2.7%	$612	4.1%	4.8%
SG&A	$4,921	20.9%	$2,581	17.2%	90.7%
Income from Operations	$3,031	12.9%	$2,643	17.6%	14.7%
Net Income (GAAP)	$3,708	15.7%	$2,567	17.1%	44.5%
Amortization of Intangible Assets	$336	1.4%	$305	2.0%	10.2%
Non-GAAP Net Income	$4,045	17.2%	$2,872	19.2%	40.8%
Basic GAAP EPS	$0.21	-	$0.16	-	31.3%
Diluted GAAP EPS	$0.21	-	$0.16	-	31.3%
Basic Non-GAAP EPS	$0.23	-	$0.18	-	27.8%
Diluted Non-GAAP EPS	$0.23	-	$0.18	-	27.8%
Basic Weighted Average Common Shares Outstanding	17,563,685	-	16,394,806	-	7.1%
Diluted Weighted Average Common Shares Outstanding	17,743,066	-	16,394,806	-	8.2%

	Q3 2008
	CORE		POS
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$22,945	100.0%	$627	100.0%
IT Solutions and Services	$11,228	48.9%	-	-
System Integration	$11,717	51.1%	-	-
POS	-	-	$627	100.0%
Cost of Revenues	$14,594	63.6%	$385	61.3%
Gross Profit	$8,351	36.4%	$243	38.7%
Total Operating Expenses	$4,866	21.2%	$697	111.2%
R&D	$642	2.8%	-	-
SG&A	$4,224	18.4%	$697	111.2%
Income from Operations	$3,486	15.2%	$(455)	(72.5)%
Net Income (GAAP)	$3,943	17.2%	$(234)	(37.3)%
Amortization of Intangible Assets	$336	1.5%	-	-
Non-GAAP Net Income	$4,279	18.6%	$(234)	(37.3)%
Basic GAAP EPS	$0.22	-	$(0.01)	-
Diluted GAAP EPS	$0.22	-	$(0.01)	-
Basic Non-GAAP EPS	$0.24	-	$(0.01)	-
Diluted Non-GAAP EPS	$0.24	-	$(0.01)	-
Basic Weighted Average Common Shares Outstanding	17,563,685	-	17,563,685	-
Diluted Weighted Average Common Shares Outstanding	17,743,066	-	17,743,066	-

Note: The United States dollar amounts in the above table are calculated based on the USD: RMB exchange rate of USD 1.00 = RMB 6.8183 for September 30, 2008, and USD 1.00 = RMB 7.5108 for September 30, 2007.

Revenues: Yucheng reported consolidated revenues of USD 23.6M for the quarter ended September 30, 2008, a 57.3% increase compared to the third quarter of 2007 and a 5.7% decrease compared to the second quarter of 2008.
–
IT Solutions and Services: In the third quarter, IT Solutions and Services recorded revenues of USD 11.2M, a 23.8% increase compared to the third quarter of 2007, and a 22.1% increase compared to the second quarter of 2008. IT Solutions and Services accounted for 47.6% of consolidated revenues.

–
System Integration: System Integration revenues totaled USD 11.7M in the third quarter or 49.7% of consolidated revenues. System Integration revenues grew by 98.3% compared to the third quarter of 2007 and declined by 23.9% compared to the second quarter of 2008.

–	POS: POS generated revenues of USD 0.6M in the third quarter, representing 2.7% of consolidated revenue. Our POS revenues increased 56.8% compared with the second quarter of 2008.

Gross Profits: In the third quarter of 2008, Yucheng’s cost of revenues was USD 15.0M, representing a 63.8% increase compared to the third quarter of 2007 and a 15.3% decrease compared to the second quarter of 2008. As our IT Solutions and Services and System Integration businesses have stable gross margins of approximately 60% and 10% respectively, an increase in cost of revenues is a direct result of our revenue mix.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A was USD 4.9M in the third quarter of 2008, an increase of 90.7% compared to the third quarter of 2007 and a decrease of 0.8% compared to the second quarter of 2008.
–
Core: In the third quarter, IT Solutions and Services and System Integration SG&A expenses totaled USD 4.2M, an increase of 63.7% compared to the third quarter of 2007 and remained unchanged compared to the second quarter of 2008. Our core SG&A increased year-over-year reflecting the continued integration of our acquisitions in 2007. In addition, SG&A also increased due to higher wage costs and general inflation, as well as larger property leases to meet the demands of our expanding business. In light of rising costs, our management has instituted stringent cost controls to maintain our growth in profitability.

–	POS: SG&A was USD 0.7M, a decline of 7.4% compared to the second quarter of 2008. The decline resulted from efforts to optimize our sales force.

Net Income: Yucheng recorded non-GAAP net income of USD 4.0M, a 40.8% increase compared to the third quarter of 2007 and a 50.2% increase compared to the second quarter of 2008. GAAP net income was USD 3.7M in the quarter, a 44.5% increase compared to the third quarter of 2007 and 57.2% compared to the second quarter of 2008.

Earnings per Share: Yucheng recorded fully diluted EPS for the third quarter on a consolidated basis are USD 0.23 (non-GAAP) and USD 0.21 (GAAP) compared to USD 0.18 (non-GAAP) and USD 0.16 (GAAP) in the third quarter of 2007.
–	Core: Fully diluted EPS for the third quarter grew to USD 0.24 (non-GAAP) and USD 0.22 (GAAP) compared to USD 0.18 (non-GAAP) and USD 0.16 (GAAP) in the third quarter of 2007.
–	POS: The fully diluted EPS impact of POS in the third quarter was USD -0.01 for both GAAP and non-GAAP compared to USD -0.02 in the second quarter of 2008 for both GAAP and non-GAAP.

Cash: Yucheng’s cash position in the third quarter was USD 18.8M compared to USD 19.8M in the third quarter of 2007 and USD 26.0M in the second quarter of 2008. Yucheng’s operating cash flows generated a positive USD 0.5M for the quarter.

During the quarter Yucheng had several financial obligations related to the 2006 acquisitions and the 2007 merger. A total of USD 4.0M was paid under the category “Payment of purchase of subsidiaries,” in relation to the purchase of the five companies that we acquired in 2007. An additional USD 1.3M was paid under the category “Dividends paid to ex-owners,” which comprised the repayment of retained earnings from Sihitech and eChannels prior to the 2006 merger. We will not need to make any further significant payments related to the acquisitions until the second quarter of 2009.

Accounts Receivable: In the third quarter, accounts receivable totaled USD 37.0M compared to USD 25.0M in the third quarter of 2007 and USD 41.8M in the second quarter of 2008. Management continues to emphasize and regularly monitor the timely receipt of payments. Our days of sales outstanding increased to 154 days compared to 144 days in the second quarter of 2008.

Capital Expenditures: During the third quarter capital expenditures increased to USD 1.8M from USD 1.3M in the third quarter of 2007 and USD 0.3M in the second quarter of 2008. The increase in capital expenditures was related to the POS terminals purchased during the quarter.

POS: Yucheng’s POS business, although still nascent, has shown steadily improving results.
–
Terminal Deployment: Our POS installation base grew to 17,600 as of the end of the third quarter, compared to 12,700 in the second quarter of 2008, a 38.6% increase. As we finish this year, we have shifted our strategic focus from growth of merchant base at any cost to the quality of our merchant base, which is so critical to our long term success. Through continuous merchant base rationalization, Yucheng now expects to have in excess of 20,000 terminals by the end of 2008.

–
Average Gross Revenue per POS Terminal: Average gross revenue per POS terminal across our entire merchant base held steadily above USD 12 per month in the third quarter, which continues the trend of the first to quarters.

Business Outlook

The current global financial turmoil and the Chinese government’s recent contraction policies have started to negatively impact the macro environment in China. Overall, growth in China is expected to slow down for the remainder of 2008 and during 2009. However, we expect to see healthy growth in our business as we progress towards the end of the year. Our IT Solutions and Services are no longer viewed as a discretionary expenditure for elite banks, but as necessary, day-to-day business technology for even small and medium-sized banks to better service their customers, manage their internal operations and control risks. Key market factors for our positive outlook are the increasingly competitive banking landscape in China, the consolidation amongst banks and regulatory changes. In addition, smaller IT vendors will exit the market as banks consolidate around a few preferred IT solutions providers. Overall, Yucheng expects strong growth in our channel-related solutions, which allow banks to leverage technology to better service their customers in a cost effective manner, and in our management-related solutions that allow banks to control risk and manage profitability.

For the remainder of 2008 and into 2009, management will continue to focus on increasing our IT Solutions and Services and Outsourced Services. Additionally, we will continue to focus on working capital management to ensure we will be able to take advantage of future opportunities.

Weidong Hong, CEO, also stated that “Yucheng will continue to invest in items like our E-banking ASP, our POS business, and the 3i JV, which we believe will fuel the future growth of our organization. These projects will not only help us to transition to a recurring revenue model, but also to enter markets that have been underserved in the past.”

In our POS business, Yucheng continues to rationalize not only our merchant base, but also our sales team. Our leaner team will enable us to achieve the same breakeven points, in terms of operating cash flows in the second half of 2009 and P&L during the first half of 2010, and will be less of a drain on overall EPS. We therefore estimate that our POS business will cost us USD 0.06 or less between the fourth quarter of 2008 and P&L breakeven.

Given our operating results in the first three quarters of 2008 and our expectations for the fourth quarter, we are raising our top line guidance to the range of USD 93M to USD 97M while maintaining our original non-GAAP net profit guidance in the range of USD 14.7M to USD 15.2M. We are in the process of reviewing our numbers for 2009 - like last year, we will issue more specific guidance for 2009 on our upcoming fourth quarter of 2008 earnings call.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information

Management will conduct a conference call to discuss financial results for the three-month period ended September 30, 2008 on Monday, November 10, 2008 at 8:00AM EST/ 9:00PM Beijing.

To participate, please call one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 69619739.

1-866-242-1388 (USA)
1-888-447-3085 (Canada)
0-808-234-7860 (UK)
10-800-640-0084 (NetCom Users in China)
10-800-264-0084 (China Telecom Users in China)
+61-288-236-760 (Other countries)

The record of this call will be accessible and downloadable www.intercallapac.com/ftp/conf69619739.zip for 48 hours starting two hours after the end of the call. The record will also be accessible on Yucheng's website at
http://www.yuchengtech.com/english/front/main17.jsp?path=1766%3E1770.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 18 cities. Yucheng provides a comprehensive suite of IT Solutions and Services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. Yucheng is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information
New York:	Mr. Jim Preissler	+1 646 383 4832	jpreissler@yuchengtech.com
Beijing:	Ms. Rebecca Alexander	+86 10 5913 7998	ralexander@yuchengtech.com
+1 914 613 3648

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
September 30 and June 30, 2008

Assets	2008.9.30	2008.6.30
	USD	USD
Current assets :
Cash and cash equivalents	18,775,350	25,959,309
Trade accounts receivable, net	36,963,475	41,822,794
Costs and estimated earnings in excess of billings on uncompleted contracts	11,575,171	6,887,289
Amounts due from related companies	1,253,336	1,245,336
Inventories	4,231,068	3,384,652
Pre-contract costs	2,727,804	3,022,827
Other current assets	7,128,390	6,997,890
Deferred income taxes assets - Current	778,407	495,847

Total current assets	83,433,001	89,815,944

Investments in and advances to affiliates	739,484	0
Fixed assets	11,081,954	9,248,553
Less: Accumulated depreciation	(2,558,758)	(2,082,856)
Fixed assets, net	8,523,196	7,165,697
Intangible assets, net	5,591,979	6,138,069
Goodwill	25,105,254	23,803,801
Deferred income taxes - Non-current	806,138	642,949
Other non-current assets	284,123	490

Total assets	124,483,175	127,566,950

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
September 30 and June 30, 2008

Liabilities and stockholders' equity	2008.9.30	2008.6.30
	USD	USD
Current liabilities
Short-term loan	8,799,847	8,747,503
Obligations under capital leases	412,567	348,427
Trade accounts payable	14,637,413	17,886,975
Billings in excess of costs and estimated earnings on uncompleted contracts	590,577	718,534
Employee and payroll accruals	1,769,377	1,894,629
Dividends payable to ex-owners	809,792	2,080,945
Deemed distribution to ex-owners	3,522,890	3,522,890
Outstanding payment in relation to business acquisitions	2,210,431	5,735,686
Income taxes payable	1,428,325	1,629,356
Other current liabilities	6,012,959	4,645,514
Deferred income taxes - Current	257,038	247,127
Total current liabilities	40,451,216	47,457,586

Obligations under capital leases	489,880	467,139
Deferred income taxes	540,525	604,200

Total liabilities	41,481,621	48,528,925

Minority interests	2,149,007	2,195,412

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 16,610,853 , 17,563,685 shares issued and outstanding as of December 31, 2007 and September 30, 2008	2,934,355	2,916,900
Additional paid up capital	54,405,612	54,081,990
Reserves	3,647,365	3,625,670
Retained earnings	20,411,229	16,603,617
Accumulated other comprehensive loss	(546,014)	(385,564)

Total Stockholders' equity	80,852,547	76,842,613

Liabilities and Stockholders' equity	124,483,175	127,566,950

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended September 30, 2008 and 2007

	2008 Q3	2007 Q3
	USD	USD

Revenues:
IT solutions and services*	11,855,811	9,071,798
System integration	11,716,681	5,909,407
Total revenues	23,572,492	14,981,205

Cost of revenues	(14,978,488)	(9,145,305)

Gross profit	8,594,004	5,835,900

Operating expenses:
Research and development	(641,577)	(612,039)
Selling and marketing	(1,719,204)	(910,680)
General and administrative	(3,202,349)	(1,670,280)
Total operating expenses	(5,563,130)	(3,192,999)

Income from Operations	3,030,874	2,642,901

Other income (expenses):
Interest income	76,192	67,666
Interest expense	(181,947)	(85,918)
Gain from disposal of an affiliate	-	-
Other income (expense), net	17,792	17,628

Income before income tax and minority interests	2,942,911	2,642,277
Income tax benefit (expense)	705,803	4,643
Minority interests	59,542	(80,155)

Net income (GAAP)	3,708,256	2,566,765

Amortization for intangible assets	336,324	305,314
Net income(non-GAAP)	4,044,580	2,872,079

* Including revenue from POS

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended September 30, 2008

2008 Q3
USD

Cash flows from operating activities:
Net income	3,708,258
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	352,287
Amortization	580,996
Loss on disposal fixed assets	15,501
Minority interests	(59,542)
Decrease in trade accounts receivable	5,109,582
Increase in costs and estimated earnings in excess of billing on uncompleted contracts	(4,646,669)
Decrease in due from related parties	(548)
Increase in inventories	(826,163)
Decrease in pre-contract costs	313,111
Increase in other current assets	(469,453)
Increase in current deferred income taxes assets	(279,592)
Increase in non-current deferred income taxes assets	(159,342)
Decrease in trade accounts payable	(3,356,596)
Decrease in billings in excess of costs and estimated earnings on uncompleted contracts	(132,257)
Decrease in employee and payroll accruals	(136,590)
Decrease in income taxes payable	(210,781)
Increase in other current liabilities	734,391
Decrease in non-current deferred income taxes liabilities	(58,859)
Net cash provided by operating activities	477,734

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended September 30, 2008

2008 Q3
USD
Cash flows from investing activities:
Capital expenditures	(1,792,135)
Payment of purchase of subsidiaries	(3,953,947)
Investment in a joint venture company	(739,485)
Proceeds from disposal of fixed assets	6,013
Net cash provided by investing activities	(6,479,554)

Cash flows from financing activities:
Payment of capital leases	(53,872)
Deemed distribution	-
Proceeds from bank borrowings	-
Repayments of bank borrowings	-
Dividends paid to ex-owners	(1,283,604)
Net cash provided by financing activities	(1,337,476)

Net decrease in cash	(7,339,296)

Cash at beginning of period	26,114,646
Cash at end of period	18,775,350